                                 SCHEDULE 13D
                                (Rule 13d-101)

   Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549


                               (Amendment No. 3)


                            THERMOENERGY CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   883906208
--------------------------------------------------------------------------------
                                (CUSIP Number)

                                 Nils H. Okeson
                                 Alston & Bird
                              One Atlantic Center
                           1201 West Peachtree Street
                                 (404) 881-7889
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 March 1, 2002
--------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]


                         (Continued on following pages)

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CUSIP NO.                              13D      PAGE     2    OF    4    PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Daniel B. Cowart
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
          (See Instructions)                                        (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          PF
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                        [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    995,000
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   995,000
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          995,000
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)                                         [X]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          17.8%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON (See Instructions)
          IN
          ---------------------------------------------------------------------

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) Daniel Cowart has beneficial ownership of 995,000 shares of ThermoEnergy Common Stock, which constitutes approximately 17.8% of ThermoEnergy's outstanding shares of Common Stock. These shares include 625,000 shares which Mr. Cowart has the right to acquire pursuant to warrants and convertible debentures.

         Irrevocable trusts for the benefit of Mr. Cowart's minor children own an aggregate of 100,000 shares of ThermoEnergy Common Stock. Mr. Cowart's spouse, Krisina T. Cowart, is the sole Trustee of each of these trusts. Mr. Cowart disclaims beneficial ownership of the shares owned by these trusts and such shares are not included in the number of shares reported as beneficially owned by Mr. Cowart above in this Item 5(a).

         (b) Mr. Cowart has the sole power to vote and dispose of, or to direct the voting and disposition of, all 995,000 shares of ThermoEnergy Common Stock that he beneficially owns.

         (c) On March 1, 2002, the portion of a warrant held by Mr. Cowart representing the right to purchase 125,000 shares of ThermoEnergy Common Stock expired without being exercised.

         (d) Of the 995,000 shares of ThermoEnergy Common Stock beneficially owned by Mr. Cowart, 120,000 are held by a Georgia limited partnership (the "Partnership") whose sole general partner is a Georgia limited liability company of which Mr. Cowart is the majority owner and sole Manager. Accordingly, the Partnership has the right to receive dividends from, or the proceeds from a sale of, the 120,000 shares of ThermoEnergy Common Stock it holds. The sole general partner of the Partnership has the power to cause the Partnership to make distributions to its partners.

         (c)     Not applicable.




                       [Signature Contained on Next Page]

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       March 11, 2002
                                             ----------------------------------
                                                           (Date)


                                                    /s/ Daniel B. Cowart
                                             ----------------------------------
                                             Daniel B. Cowart